Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

January 31, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Laura Nicholson

Re:	DFB Healthcare Acquisitions Corp.
Draft Registration Statement on Form S-1
Filed December 29, 2017
File No. 333-222376

Dear Ms. Nicholson:

On behalf of DFB Healthcare Acquisitions Corp. (the “Company”), we are hereby responding to the letter, dated January 25, 2018 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on December 29, 2017 (the “Registration Statement”).  In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

General

1.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

The Company advises the Staff that no written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide them to the Staff.

Prospectus Cover Page

2.                                      We note your disclosure that the Deerfield Funds have indicated an interest to purchase up to an aggregate of $100 million of your shares of common stock in a private placement that would occur concurrently with the consummation of your initial business combination. Please revise to clarify whether there is a binding agreement for Deerfield Funds to purchase such shares.

RESPONSE:

The Company has added disclosure on the prospectus cover page and on page 128 of the Amendment in response to the Staff’s comment.

Summary, page 1

The Offering, page 9

3.                                      Please disclose here that the terms of the warrants may be amended with the approval by the holders of at least 65% of the then outstanding warrants.

RESPONSE:

The Company has revised the disclosure on page 15 of the Amendment in response to the Staff’s comment.

Deerfield Management Conflicts, page 30

4.                                      We note your disclosure on pages 30 and 117 that “certain of [your] directors have fiduciary and contractual duties to Deerfield Management.” Please identify these directors here. In this regard, we note that your disclosure on page 119 indicates that Steven Hochberg is the only director and officer with fiduciary and contractual duties to Deerfield Management.

RESPONSE:

The Company has revised the disclosure on pages 31 and 120 of the Amendment in response to the Staff’s comment.

Risk Factors, page 33

5.                                      Please include a risk factor that addresses the risks associated with Deerfield Management Company purchasing up to an aggregate of $100 million of your shares of common stock in a private placement that would occur concurrently with the consummation of your initial business combination, including the dilutive effect to your public shareholders’ ownership of the acquired business. In addition, please address the effect that the potential private placement with Deerfield Management could have on your public shareholders in your disclosure on page 86 regarding the initial business combination in your Proposed Business section.

RESPONSE:

The Company has added a risk factor on page 37 of the Amendment and revised the disclosure on page 88 of the Amendment in response to the Staff’s comment.

Deerfield Management and certain of its personnel have been the subject of SEC proceedings, page 52

6.                                      Please clarify the reasons that Deerfield Management’s ability to purchase shares of your common stock in a private transaction in connection with your initial business combination may be impaired by the actions disclosed in this risk factor. In addition, please revise your summary and business sections to address such possible impairments, and please balance your disclosure regarding the competitive advantages that Deerfield Management Company, L.P. will provide by including in your summary and business sections a reference to the risks described in this risk factor.

RESPONSE:

The Company has added disclosure on pages 3, 56 and 86 of the Amendment in response to the Staff’s comment.

Management, page 112

Committees of the Board of Directors, page 114

Audit Committee, page 114

7.                                      We note your disclosure that Mr. Hochberg will serve as member of your audit committee, your disclosure regarding the independence requirements for audit committee members, and your disclosure that Mr. Hochberg is independent under NASDAQ listing standards and applicable SEC rules. We also note your disclosure that Mr. Hochberg is a manager of your sponsor. Please provide us with your analysis in support of your disclosure that Mr. Hochberg will satisfy the requirements for independence under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that he is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

RESPONSE:

The Company supplementally advises the Staff that it believes that Mr. Hochberg satisfies the requirements for independence under Listing Rule 5605(a)(2) of the Nasdaq Stock Market, because Mr. Hochberg (i) is not an executive officer of the Company, (ii) does not have a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and (iii) is not otherwise subject to any of the disqualifying relationships specified in Rule 5605(a)(2). With respect to clause (ii), the Company does not believe that Mr. Hochberg’s status as a manager of the Company’s sponsor, or his ownership interest in the sponsor, will interfere with his exercise of business judgment in carrying out the responsibilities of a director of the Company.  The Company has determined that Mr. Hochberg will not serve on the audit committee of the Board of Directors (and has revised the disclosure on page 114 of the Amendment accordingly); as a result, Exchange Act Rule 10A-3(b)(1) is not applicable to an analysis of Mr. Hochberg’s independence

Conflicts of Interest, page 116

8.                                      We note your disclosure on page 121 that Mr. Barasch is one of the members of your sponsor, and that Mr. Barasch and Mr. Hochberg are the managers of your sponsor. Please address here and in your risk factors section the potential conflict of interests that they may have with you and your public shareholders due to such roles. In addition, please revise your prospectus summary section to clarify that Mr. Barasch is one of the members of your sponsor, and that Mr. Barasch and Mr. Hochberg are the managers of your sponsor.

RESPONSE:

The Company has added disclosure on pages 7, 55 and 121 of the Amendment in response to the Staff’s comment.

Exhibits

9.                                      Please file the strategic services agreement that you intend to enter into with Mr. Wolfe. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company has added the strategic services agreement as an exhibit to the Amendment.

*          *          *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	DFB Healthcare Acquisitions Corp.
Alan I. Annex, Esq.